SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Luckin Coffee Inc.
(Name of Issuer)

Class B ordinary shares, par value US$0.000002 per share
(Title of Class of Securities)

54951L109**
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 54951L109 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the NASDAQ Global Select Market under the symbol “LK.” Each ADS represents eight Class A ordinary shares of the issuer. No CUSIP number has been assigned to Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109	Schedule 13G

1.	NAMES OF REPORTING PERSONS Primus Investments Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 187,500,000 Class B ordinary shares (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 187,500,000 Class B ordinary shares (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500,000 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2% (2)
12.	TYPE OF REPORTING PERSON PN

(1) Represents 187,500,000 Class B ordinary shares held by Primus Investments Fund, L.P., a Cayman Islands limited partnership wholly owned by Haode Investment Inc., which in turn is wholly owned by Haode International Limited and ultimately controlled by Lu Family Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee, Lichun Guo, Zhengyao Lu’s spouse, as the settlor of the trust and Ms. Guo and her family members as the trust’s beneficiaries. 56,250,000 Class B ordinary shares held by Primus Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its prospectus form, Form 424B4, filed on January 10, 2020 (the “Form 424B4”).

CUSIP No. 54951L109	Schedule 13G

1.	NAMES OF REPORTING PERSONS Haode Investment Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 484,851,500 Class B ordinary shares (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 484,851,500 Class B ordinary shares (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,851,500 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.3% (2)
12.	TYPE OF REPORTING PERSON CO

(1) Represents (i) 297,351,500 Class B ordinary shares held by Haode Investment Inc., a British Virgin Islands company wholly owned by Haode International Limited, which in turn is controlled by Lu Family Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee, Lichun Guo, Zhengyao Lu’s spouse, as the settlor of the trust and Ms. Guo and her family members as the trust’s beneficiaries; and (ii) 187,500,000 Class B ordinary shares held by Primus Investments Fund, L.P., a Cayman Islands limited partnership wholly owned by Haode Investment Inc., which in turn is wholly owned by Haode International Limited and ultimately controlled by Lu Family Trust. 89,205,450 Class B ordinary shares held by Haode Investment Inc. and 56,250,000 Class B ordinary shares held by Primus Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

CUSIP No. 54951L109	Schedule 13G

1.	NAMES OF REPORTING PERSONS Haode International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 484,851,500 Class B ordinary shares (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 484,851,500 Class B ordinary shares (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,851,500 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.3% (2)
12.	TYPE OF REPORTING PERSON CO

(1) Represents (i) 297,351,500 Class B ordinary shares held by Haode Investment Inc., a British Virgin Islands company wholly owned by Haode International Limited, which in turn is controlled by Lu Family Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee, Lichun Guo, Zhengyao Lu’s spouse, as the settlor of the trust and Ms. Guo and her family members as the trust’s beneficiaries; and (ii) 187,500,000 Class B ordinary shares held by Primus Investments Fund, L.P., a Cayman Islands limited partnership wholly owned by Haode Investment Inc., which in turn is wholly owned by Haode International Limited and ultimately controlled by Lu Family Trust. 89,205,450 Class B ordinary shares held by Haode Investment Inc. and 56,250,000 Class B ordinary shares held by Primus Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

CUSIP No. 54951L109	Schedule 13G

1.	NAMES OF REPORTING PERSONS Lichun Guo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 484,851,500 Class B ordinary shares (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 484,851,500 Class B ordinary shares (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,851,500 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.3% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Represents (i) 297,351,500 Class B ordinary shares held by Haode Investment Inc., a British Virgin Islands company wholly owned by Haode International Limited, which in turn is controlled by Lu Family Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee, Lichun Guo, Zhengyao Lu’s spouse, as the settlor of the trust and Ms. Guo and her family members as the trust’s beneficiaries; and (ii) 187,500,000 Class B ordinary shares held by Primus Investments Fund, L.P., a Cayman Islands limited partnership wholly owned by Haode Investment Inc., which in turn is wholly owned by Haode International Limited and ultimately controlled by Lu Family Trust. 89,205,450 Class B ordinary shares held by Haode Investment Inc. and 56,250,000 Class B ordinary shares held by Primus Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

CUSIP No. 54951L109	Schedule 13G

1.	NAMES OF REPORTING PERSONS Zhengyao Lu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 484,851,500 Class B ordinary shares (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 484,851,500 Class B ordinary shares (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,851,500 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.3% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Represents (i) 297,351,500 Class B ordinary shares held by Haode Investment Inc., a British Virgin Islands company wholly owned by Haode International Limited, which in turn is controlled by Lu Family Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee, Lichun Guo, Zhengyao Lu’s spouse, as the settlor of the trust and Ms. Guo and her family members as the trust’s beneficiaries; and (ii) 187,500,000 Class B ordinary shares held by Primus Investments Fund, L.P., a Cayman Islands limited partnership wholly owned by Haode Investment Inc., which in turn is wholly owned by Haode International Limited and ultimately controlled by Lu Family Trust. 89,205,450 Class B ordinary shares held by Haode Investment Inc. and 56,250,000 Class B ordinary shares held by Primus Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

Item 1(a).	Name of Issuer:

Luckin Coffee Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road, Siming District, Xiamen, Fujian, 361008, the People’s Republic of China

Item 2(a).	Name of Person Filing:

Primus Investments Fund, L.P.

Haode Investment Inc.

Haode International Limited

Lichun Guo

Zhengyao Lu

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Primus Investments Fund, L.P.

4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands

Haode Investment Inc.

Vistra Corporate Services, Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Haode International Limited

Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands

Lichun Guo

Flat A, 55/F, TWR 2, The Dynasty, 18 Yeung UK Rd. Tsuen Wan, NT, Hong Kong

Zhengyao Lu

No. 118, Zhongguancun East Road, Haidian Dist., Beijing, the People’s Republic of China

Item 2(c).	Citizenship:

Primus Investments Fund, L.P.: Cayman Islands

Haode Investment Inc.: British Virgin Islands

Haode International Limited: British Virgin Islands

Lichun Guo: Canada

Zhengyao Lu: People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class B ordinary shares, par value US$0.000002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

54951L109

This CUSIP number applies to the American depositary shares of the Issuer, each representing eight Class A ordinary shares of the Issuer, par value US$0.000002 per share. No CUSIP has been assigned to the Class B ordinary shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of US$0.000002 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percent of Aggregate voting power(2):
Primus Investments Fund, L.P.	187,500,000	15.2%	187,500,000	0	187,500,000	0	14.3%
Haode Investment Inc.	484,851,500	39.3%	484,851,500	0	484,851,500	0	36.9%
Haode International Limited	484,851,500	39.3%	484,851,500	0	484,851,500	0	36.9%
Lichun Guo	484,851,500	39.3%	484,851,500	0	484,851,500	0	36.9%
Zhengyao Lu	484,851,500	39.3%	0	484,851,500	0	484,851,500	36.9%

(1) The percentage of class of securities beneficially owned by each Reporting Person is based on 1,233,527,072 Class B ordinary shares of the Issuer issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

(2) For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 791,647,728 Class A and 1,233,527,072 Class B ordinary shares of the Issuer as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

PRIMUS INVESTMENTS FUND, L.P.

By:	/s/ Lichun Guo
Name: Lichun Guo
Title: Director

HAODE INVESTMENT INC.

By:	/s/ Lichun Guo
Name: Lichun Guo
Title: Director

HAODE INTERNATIONAL LIMITED

By:	/s/ S.B. Vanwall Ltd.
Name: S.B. Vanwall Ltd.
Title: Director

LICHUN GUO

By:	/s/ Lichun Guo

ZHENGYAO LU

By:	/s/ Zhengyao Lu

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: February 14, 2020

PRIMUS INVESTMENTS FUND, L.P.

By:	/s/ Lichun Guo
Name: Lichun Guo
Title: Director

HAODE INVESTMENT INC.

By:	/s/ Lichun Guo
Name: Lichun Guo
Title: Director

HAODE INTERNATIONAL LIMITED

By:	/s/ S.B. Vanwall Ltd.
Name: S.B. Vanwall Ltd.
Title: Director

LICHUN GUO

By:	/s/ Lichun Guo

ZHENGYAO LU

By:	/s/ Zhengyao Lu